UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  APRIL 18, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES FIRST QUARTER 2005 RESULTS

AGREEMENTS SIGNED FOR FURTHER DEVELOPMENT AND COMMERCIALIZATION OF EBOLA AND MARBURG VACCINES.
STRONG US AND EUROPEAN ENDORSEMENT OF PER.C6(R)-BASED VACCINE
TECHNOLOGY.
FIVE NEW PER.C6(R) LICENSING DEALS SECURED.
REVENUE UP 50%; STRONG INCREASE IN SERVICE REVENUE FROM CONTRACTS WITH PARTNERS AND LICENSEES.

LEIDEN, THE NETHERLANDS, APRIL 18, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced its financial results for the first quarter of 2005. Crucell's revenue for the first quarter was (euro) 6.0 million (US$ 7.7 million), up 50% over the same quarter in 2004. The Company's net loss for the quarter decreased 24% to (euro) 5.3 million (US$ 6.8 million). Positive cash-flow of (euro) 0.2 million (US$ 0.2 million) for the quarter resulted in a cash balance of (euro) 76.9 million (US$ 99.3 million) at March 31, 2005. Positive cash flow was mainly due to proceeds from the issuance of shares upon share option exercises.

"The new licensing deals and new agreements closed in the first quarter are yet another clear indication that Crucell's technology is receiving strong industry support as a manufacturing platform," said Crucell's Chief Financial Officer Leonard Kruimer. "Crucell's core vaccine product programs are all progressing as planned. We expect the recently signed HHS pandemic flu contract as well as the recently signed Ebola vaccine manufacturing contract with the NIH to further accelerate growth in our product development. While we expect these new contracts to contribute to top line growth, we maintain our guidance for the full year cash burn at (euro) 15 - 20 million at this time."

KEY FIGURES FIRST QUARTER 2005
((EURO) MILLION, EXCEPT NET LOSS PER SHARE DATA)

                                          Q1 2005        % change        Q1 2004

Revenue                                       6.0              50%           4.0
Net loss                                     (5.3)            (24%)        (7.0)
Net loss per share (basic and diluted)      (0.14)            (26%)       (0.19)

CASH AND CASH EQUIVALENTS:                   76.9
March 31, 2005
December 31, 2004                            76.7


OPERATIONAL REVIEW FIRST QUARTER 2005

         STAR(TM) TECHNOLOGY: Genentech entered the second phase of its evaluation of Crucell's STAR(TM) technology. The evaluation is focused on the ability of STAR(TM) technology to increase production yields of Genentech's proprietary systems.

         EBOLA: Crucell extended its Cooperative Research and Development Agreement (CRADA) with the NIH's Vaccine Research Center (VRC) for the development and manufacturing of vaccines against Ebola, Marburg and Lassa infections. Crucell also obtained an exclusive license to patents of the NIH to develop and commercialise vaccines against Ebola.

         INFLUENZA: Crucell's cell culture technology became part of a major U.S. government influenza pandemic vaccine program. Sanofi pasteur / Crucell is the only manufacturer in the European FLUPAN collaboration. Crucell became a new member of the Influenza Vaccine Supply (IVS) International Task Force.

         LICENSING: New PER.C6(R) licensing deals were secured by the Crucell-DSM alliance with Roche, JCR Pharmaceuticals and Mitsubishi. Crucell signed further PER.C6(R) deals with SingVax and Vascular Biogenics Ltd.

         INTELLECTUAL PROPERTY: Crucell received a European patent covering PER.C6(R) for vaccine production and other European and US patents covering PER.C6(R) for protein production. Crucell also received US patent covering its STAR(TM) technology.

         MIDKAP: Crucell was included in the Amsterdam Midkap (AMX) index as of March 2005.

         SEC ANNUAL REPORT: Crucell filed its Form 20-F Annual Report with the United States Securities and Exchange Commission (SEC) on April 14, 2005. The report is available on the SEC website at www.sec.gov (file reference:
000-30962) and on the Investor/Financial Reports page of Crucell's website www.crucell.com.

DETAILS OF THE FINANCIAL RESULTS

REVENUE

Crucell's revenue for the first quarter 2005 was (euro) 6.0 million (US$ 7.7 million), compared to (euro) 4.0 million (US$ 5.2 million) in the same quarter last year. License revenue in the first quarter 2005 amounted to (euro) 1.8 million (US$ 2.4 million), compared to (euro) 2.2 million (US$ 2.8 million) in the first quarter 2004. Average initial payments were higher in the first quarter of 2004. License revenue consisted of initial payments from new contracts as well as annual and other payments on existing contracts.

Service fees amounted to (euro) 2.5 million (US$ 3.2 million), a more than 3-fold increase over the level of service fees of (euro) 0.6 million (US$ 0.8 million) recorded in the first quarter 2004. Service fees represent revenues for activities performed under contracts with partners and licensees. Service fee revenues increased due to increased service activities in influenza and malaria programs.

Government grants and other revenues amounted to (euro) 1.6 million (US$ 2.1 million), compared to (euro) 1.2 million (US$ 1.5 million) in the same quarter last year.

Crucell seeks to increase revenues from year to year. The Company has in the past experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

RESULTS

The Company reported a net loss for the first quarter 2005 of (euro) 5.3 million (US$ 6.8 million), or (euro) 0.14 net loss per share (US$ 0.18). This compares to a net loss of (euro) 7.0 million (US$ 9.1 million), or (euro) 0.19 net loss per share (US$ 0.25) for the first quarter 2004.

Total costs and expenses increased 2.3% versus the same quarter last year. The decrease in net loss to (euro) 5.3 million (US$ 6.8 million) is attributable to the increase in revenue. Total research and development (R&D) expenses in the first quarter 2005 were (euro) 5.9 million (US$ 7.6 million), excluding cost of service fees. This compares to a figure of (euro) 6.1 million (US$ 7.9 million) in the first quarter of 2004.

Cost of service fees are from this time forward reported separately from R&D expenses. Cost of service fees represents expenses incurred for activities performed under contracts with partners and licensees. Cost of service fees increased to (euro) 1.9 million (US$ 2.4 million) during the first quarter, up from (euro) 0.4 million (US$ 0.5 million) in the first quarter last year. The increase in cost of service fees is directly related to the significant increase in contract-related service activities.

Selling, general and administrative (SGA) expenses for the first quarter 2005 were (euro) 2.7 million (US$ 3.5 million), compared to (euro) 4.1 million (US$
5.3 million) for the same quarter in 2004. This reduction in SGA expenses is due to a reduction in warrant and non-employee stock option expenses and other general and administrative expenses.

CASH FLOW AND CASH POSITION

Cash and cash equivalents increased by (euro) 0.2 million (US$ 0.2 million) in the first quarter of 2005. Crucell's cash and cash equivalents amount to (euro)
76.9 million (US$ 99.3 million) on March 31, 2005.

Cash used in operating activities in the first three months of 2005 was (euro)
3.5 million (US$ 4.6 million). Net cash used in investing activities amounted to
(euro) 0.3 million (US$ 0.4 million) in the first quarter, representing equipment purchases.

The Company generated (euro) 4.0 million (US$ 5.2 million) in financing activities. This is primarily attributable to proceeds from the issuance of ordinary shares after employee stock options were exercised during the quarter.

Note: Euros are converted to US Dollars at the March 31, 2005 exchange rate of
1.2916 US$ per 1.0 (euro).

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The Company's development programs include collaborations with sanofi pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The Company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

For further information contact:

Crucell N.V.
Leonard Kruimer
Chief Financial Officer
Tel. +31-(0)71-524 8722
l.kruimer@crucell.com

For Crucell in the U.S.
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com






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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     APRIL 18, 2005                              /s/ LEON KRUIMER
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        (Date)                                    Leon Kruimer
                                            Chief Financial Officer